

March 25, 2014

Via E-mail
David M. Khani
Chief Financial Officer
CONSOL Energy Inc.
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506

> **Re:** **CONSOL Energy Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 7, 2014**
> **File No. 001-14901**

Dear Mr. Khani:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Business, page 5
Detail Gas Operations, page 8
Producing Wells and Acreage, page 10

1. Please expand the tabular disclosure provided on page 10 and elsewhere on page 173 to separately disclose your producing wells as either oil wells or gas wells to comply with the requirements under Item 1208(a) of Regulation S-K.

2. Please expand your disclosure to present the expiration dates of the leases relating to material amounts of your proved undeveloped and unproven acreage to comply with Item 1208(b) of Regulation S-K.

David M. Khani
CONSOL Energy Inc.
March 25, 2014
Page 2

<u>Financial Statements and Supplementary Data, page 106</u>
<u>Note 11-Property, Plant and Equipment, page 129</u>
<u>Industry Participation Agreements, page 130</u>

3.   Please clarify for us if the tabular presentation of your gross and net acreages provided on pages 10 and 173 includes the Utica Shale acreage in Ohio noted to have title issues.

<u>Supplemental Gas Data (unaudited), page 171</u>
<u>Proved Oil and Gas Reserve Quantities, page 173</u>

4.   The footnote disclosure provided on page 174 relating to the changes in proved reserves for the years ending December 31, 2011, 2012 and 2013 states "Extensions and Discoveries are primarily due to the addition of wells on our Marcellus Shale acreage more than one offset location away with reliable technology."   Please quantify for us the number of proved undeveloped locations and associated proved net reserves added that are more than one offset away from an existing proved producing well for each of the periods referenced. See Item 1202(a)(6) of Regulation S-K. Also tell us the total number of wells drilled to date that were more than were more than one offset away from a proved producing well at the time of their drilling and if any of these wells were not determined to be economically producible.

5.   On page 175, you provide the tabular disclosure of the changes in proved undeveloped reserves for the year ending December 31, 2013. We note the changes due to revisions, shown as the line item "plan and other revisions", appears to be net change attributable to two different and unrelated causes. Please clarify for us the net quantities attributable to the changes in your corporate plans to drill certain wells and attributable to the changes for well performance.

6.   You disclose on page 175 that certain proved undeveloped reserves attributable to GOB wells at the Buchannan Mine have been reported as undeveloped for more than five years. Please clarify for us the extent to which you have any additional proved undeveloped reserves that will not be developed within five years since your initial disclosure of these reserves.

7.   Based on the net quantity of proved undeveloped reserves you converted to proved developed during 2012, it would appear to take approximately 14 years to convert all of the proved undeveloped reserves disclosed as of December 31, 2013 to proved developed. Please provide us with an annual schedule of the total number of proved undeveloped locations, proved reserve quantities and estimated capital expenditures necessary to convert all of the proved undeveloped reserves disclosed as of December 31, 2013.

8.   Please confirm for us that the amount of capital expenditures incurred during 2012 related to converting proved undeveloped reserves to developed is $202,066 as disclosed.

Exhibit 99.1

9.   We note the statement on the first page of the reserves report that "Consol has included estimates of proved undeveloped reserves for certain locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on constant prices and costs discussed in subsequent paragraphs of this letter." Please tell us the total number of locations and net quantities of natural gas, oil/condensate and NGL reserves attributable to locations with negative present worth discounted at 10 percent as of December 31, 2013. See FASB ASC paragraph 932-235-50-10.

10.   Please refer to Item 1202(a)(8)(iv) of Regulation S-K and expand the disclosure in the reserves report to further identify all of the assumptions, methods and data reviewed including the statistical methods and analysis related to establishing proved undeveloped reserves for locations that are more than one offset from an existing proved producing well based on evidence using reliable technology.

11.   Please refer to instruction 2 to paragraph (a)(16)(i) in Rule 4-10(a) of Regulation S-X and explain to us the basis for including the revenue resulting from gas contracts and pipeline lease costs as part of the future gross revenue from proved reserves.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining